Exhibit 99.1

Company:	Seattle Genetics

Conference Title:	4th Quarter & Year 2017 Call

Conference ID:	9278036

Moderator:	Meghann Swenson

Date:	February 6, 2018

Operator:	Good day ladies and gentlemen. Welcome to the Seattle Genetics 4th Quarter End Year 2017 Financial Results Conference Call. Today’s call is being recorded.

At this time, I’d like to turn the conference over to Peggy Pinkston, Vice President Investor Relations. Please go ahead, ma’am.

Peggy Pinkston:	Thank you Operator and good afternoon everyone. I’d like to welcome all of you to Seattle Genetics 4th Quarter End Year 2017 Conference Call. With me today are Clay Siegall, President and Chief Executive Officer, Todd Simpson, Chief Financial Officer, Jonathan Drachman, Chief Medical Officer and Executive Vice President, Research and Development, and Darren Cline, Executive Vice President Commercial.

Following our prepared remarks today, we will open the line for questions. If we are unable to get to all of your questions, we will be available after the conclusion of the call.

Today’s conference call will include forward looking statements regarding future events or the future financial and operating performance of the company, such as those among others relating to the company’s 2018 financial outlook, including revenues, costs, and expenses, the company’s potential to achieve anticipated regulatory and clinical milestones and expected timing thereof, including approval of ADCETRIS for frontline Hodgkin lymphoma, data availability from Echelon-2 as well as other planned and ongoing clinical trials, including for Enfortumab Vedotin, Tisotumab Vedotin, and Ladiratuzumab Vedotin, and the company’s intention to launch a tender offer to acquire Cascadian Therapeutics.

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Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include the risks that the company’s 2018 ADCETRIS net sales and financial guidance may not be as expected. The company may also be delayed in its planned clinical trial initiations, the enrollment in and conduct of its clinical trials, obtaining data from clinical trials, planned regulatory submissions, and regulatory approvals in each case for a variety of reasons including the uncertainty of pharmaceutical product development, unexpected adverse events or regulatory discussions or actions, and the inherent uncertainty associated with the regulatory approval process.

The company may also be unable to complete the proposed acquisition of Cascadian Therapeutics on the proposed terms and schedule due to risks and uncertainties related to the anticipated timing of filings and approvals relating to the Transactions, the satisfaction of closing conditions, the possibility that competing offers will be made; and possible legal action.

More information about the risks and uncertainties faced by Seattle Genetics is contained under the caption Risk Factors included in Exhibit 99.1 to the company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018.

With that, I’ll turn the call over to Clay.

Clay Siegall:	Thanks, Peg and good afternoon everyone. January 2018 marked Seattle Genetics’ 20th year anniversary. It’s been a remarkable journey from a small research organization developing targeted cancer therapies to becoming a commercial organization bringing ADCETRIS to tens of thousands of patients. We are now positioned to become a global oncology company, bringing multiple innovative products to cancer patients.

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ADCETRIS remains the top priority for Seattle Genetics. In 2018, we anticipate two key milestones: First, the approval and launch of ADCETRIS in frontline advanced Hodgkin lymphoma based on our phase three Echelon-1 clinical trial, and second, reporting data from our phase three Echelon-2 trial in frontline mature T-cell lymphomas.

ADCETRIS is an important drug for oncologists and patients. And we are excited about our progress towards making it a blockbuster brand. A strategic priority for Seattle Genetics is to advance our robust pipeline in hematologic malignancies and solid tumors. Today, our pipeline is stronger than ever with two programs in ongoing or planned pivotal trials — Enfortumab Vedotin and Tisotumab Vedotin.

In addition, we have a promising program for triple negative breast cancer, Ladiratuzumab Vedotin. And last week, we announced an agreement to acquire Cascadian Therapeutics and their lead program, Tucatinib, which is in a pivotal trial for metastatic HER2-positive breast cancer.

As we discussed on our conference call last week, Tucatinib would fit strategically within our pipeline and provide us with global rights to a third, late stage program.

Today, I’ll discuss activities and upcoming milestones across our key programs. First, with ADCETRIS we reported record product sales in both the fourth quarter and for the year in 2017. ADCETRIS is now approved in 70 countries with global sales in 2017 of approximately $640 million. Across corporate and investigator sponsored trials, there are dozens of ongoing clinical trials of ADCETRIS being conducted globally.

We believe ADCETRIS has the potential to be a billion-dollar brand in the US and have been conducting multiple phase three trials in support of that goal. In November 2017, we received FDA approval of ADCETRIS for the treatment of adult patients with primary cutaneous anaplastic

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large cell lymphoma and CD30-expressing mycosis fungoides who have received prior systemic therapy. Primary cutaneous ALCL and mycosis fungoides are the most common subtypes of cutaneous T-cell lymphoma.

This represents the fourth approved indication for ADCETRIS including the initial approval in 2011.

Also in 2017, we reported positive, statistically significant results from our phase three Echelon-1 trial. This trial was conducted in frontline advanced Hodgkin lymphoma, a setting where up to 5,000 patients are diagnosed annually in the United States. E-1 enrolled 1,334 patients and involved more than 250 sites globally. The goal was to establish a new standard of care for newly diagnosed patients with advanced stage disease.

At the American Society of Hematology or ASH annual meeting in December, we reported the primary data from Echelon-1. The data demonstrated that ADCETRIS plus AVD is the first regimen in previously untreated advanced Hodgkin lymphoma patients to show superior efficacy compared to ABVD, the standard of care.

The ADCETRIS containing regimen has a manageable tolerability profile and eliminated exposure to the sometimes severe and unpredictable toxicity of bleomycin.

These data indicate the potential for long-term, durable remissions, which often translate to cures in a cancer that is most commonly diagnosed in young people. The E-1 outcome was consistent across both independent and investigator assessment.

At ASH, we also showed that all secondary endpoints, including overall survival, trended in favor of the ADCETRIS plus AVD arm. And importantly, one-third fewer patients on the ADCETRIS plus AVD arm required subsequent chemotherapy.

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We were honored to have the E-1 data featured in the plenary session at ASH and simultaneously published in the New England Journal of Medicine.

Late in 2017, the FDA granted breakthrough therapy designation to ADCETRIS in combination with chemotherapy for the frontline treatment of patients with advanced classical Hodgkin lymphoma. We also submitted a supplemental BLA to FDA for this setting. In January, we announced that the FDA filed our application with priority review and a PDUFA date of May 1st.

Our phase three Echelon-2 trial could be another important driver of ADCETRIS growth in the future. the E-2 trial is in frontline mature t-cell lymphomas — often referred to as peripheral t-cell lymphomas. In the E-2 trial, we are evaluating PFS of ADCETRIS plus CHP compared to standard of care CHOP chemotherapy in newly diagnosed patients. Approximately 4,000 patients are diagnosed annually in the US with CD30 expressing PTCL. We expect to report data from the E-2 trial this year.

Next, I’ll discuss our pipeline which currently encompasses three programs for solid tumors — two of which are in the late stage development. The most advanced of these programs is Enfortumab Vedotin or EV, which we are co-developing with Astellas.

In October 2017, we initiated a single arm single agent pivotal trial of EV in patients with locally advanced or metastatic urothelial cancer who had previously received a checkpoint inhibitor. This represents an area of unmet medical need given that the vast majority of urothelial cancer patients will relapse following treatment with a checkpoint inhibitor.

The primary endpoint of the pivotal trial is confirmed objective response rate. This trial is intended to support regulatory submission under the FDA’s accelerated approval regulations and enrollment is strong.

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Updated data from the phase one study that supported the pivotal trial will be reported this weekend at the ASCO GU Meeting.

We and Astellas also plan to initiate a phase three trial of EV in the post-CPI setting. This study is intended to serve as the confirmatory trial and support global approvals. In addition, as part of our goal to move EV into earlier lines of metastatic urothelial cancer treatment, in November we initiated a phase 1B trial of EV in combination with pembrolizumab for first or second line metastatic urothelial cancer.

Our second ADC in late stage development is Tisotumab Vedotin, or TV, which we are codeveloping with Genmab. We and Genmab are on track to initiate a pivotal phase two single arm single agent trial for women with advanced cervical cancer in the first half of this year. Target enrollment is 100 patients and the primary endpoint is confirmed objective response rate. The trial is intended to support regulatory submission under the FDA’s accelerated approval regulations.

Despite improvements in detecting and preventing metastatic cervical cancer, this is still a devastating disease with approximately 13,000 women diagnosed in the US annually and 4,000 deaths. We believe that TV may have applications across other solid tumor types and in collaboration with Genmab we plan to conduct a broad development program. Trials will include evaluating TV in combination regimens for first line cervical cancer and a basket trial that will enroll multiple solid tumor types that express tissue factor. As a reminder, data have been reported from a phase one dose escalation trial of TV demonstrating activity across a range of tumor types.

With ADCETRIS, EV, TV, and the proposed acquisition of Cascadian, 2018 has the potential to bring Seattle Genetics closer to our aspirations of developing and commercializing multiple products that address unmet medical needs in cancer.

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At this point, I’ll turn the call over to Darren to discuss our commercial activities. After that, Todd will discuss our fourth quarter and year in 2017 financial results. And then Jonathan will highlight our research and development progress. Darren?

Darren Cline:	Thanks, Clay. ADCETRIS net sales were 83.7 million in the fourth quarter of 2017 — up 6% versus the third quarter and 18% compared to the fourth quarter of 2016.

For full year 2017, net sales were 307.6 million — an increase of 16% over 2016. Sales growth was largely driven by a 14% increase in volume. In November, ADCETRIS received FDA approval for primary, cutaneous, and anaplastic large cell lymphoma and CD30 expressing mycosis fungoides — its fourth indication.

ADCETRIS had been included previously in treatment guidelines and compendia for these patients, but with the approval our sales force is able to promote the data with physicians and assist them in identifying appropriate patients. We see potential for growth, particularly in mycosis fungoides.

We are pleased with our progress thus far and expect pcALCL and CD30-expressing MF to contribute to ADCETRIS sales growth in 2018. We are prepared for a launch in frontline advanced Hodgkin lymphoma pending FDA approval in this setting. The expanded sales team is now deployed in their territories.

We’ve conducted extensive market research following ASH that suggests the following: first, we see strong interest in adoption of ADCETRIS +AVD following potential FDA approval; second, most physicians are eager to improve outcomes and increase the rate of cures in their frontline advanced stage patients; third, most physicians have experienced bleomycin associated lung toxicity in their patients; and lastly, community physicians who treat the majority of Hodgkin lymphoma patients are particularly receptive to the Echelon-1 data.

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Together, we think this creates a compelling case for physicians to drop bleomycin and incorporate ADCETRIS in their frontline advanced Hodgkin lymphoma patients.

I will now turn the call over to Todd to discuss our financial results.

Todd Simpson:	Thanks, Darren and thanks everyone for joining us on the call this afternoon. In addition to achieving important milestones with ADCETRIS, Enfortumab Vedotin, and Tisotumab Vedotin, we had a strong quarter financially with record ADCETRIS sales. Today I’ll review our financial results for the fourth quarter in year end 2017 and then I’ll provide our financial outlook for 2018.

Total revenues in the fourth quarter were $130 million. This include ADCETRIS net sales in the US and Canada of $84 million. For year end 2017, total revenues were $482 million. This included ADCETRIS net sales of $308 million — a 16% increase compared to the year end 2016.

Royalty revenues in the fourth quarter were $20 million — an increase of 46% compared to the fourth quarter of 2016. For the year end 2017, royalty revenues were $66 million compared to $67 million in 2016.

As a reminder, royalties in the first quarter of 2016 included a one-time $20 million milestone from Takeda. Taking that into account, royalty revenues in 2017 increased by 39% reflecting higher sales by Takeda and its territory and those sales reaching the higher royalty rates.

Collaboration revenues were $26 million in the fourth quarter and $109 million for the year end 2017. These revenues were driven by amounts earned under our ADCETRIS collaboration with Takeda and our ADC deals.

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Fourth quarter 2017 collaboration revenues included a milestone payment from Genentech Roche triggered by its polatuzumab vedotin program advancing into a phase three trial.

Our collaborators are making strong progress with our ADC technology. Genentech Roche, GSK, AbbVie, and Celldex each have ADCs utilizing our technology in late-state trials. In addition to development milestones, we are entitled to receive royalties on commercial sales. Our expenses were $111 million in the 4th Quarter and $457 million for the year in 2017. ADCETRIS continues to be the primary driver of R&D expense with the increases in 2017 primarily reflecting investments in EV, LV and the rest of our pipeline. SG&A expenses were $167 million for the year.

Before providing financial guidance, I want to comment on our investment in Immunomedics. We initially purchased 3 million shares of IMMU common stock and a warrant to purchase an additional 8.7 million shares. The warrant was exercised in December and in total, we purchased these 11.7 million shares for $57 million. The fluctuations in the IMMU share price have created some variability in our financial results while all of which are non-cash in nature.

As of the end of 2017, the investment is valued at $188 million, a non-cash gain of $131 million over what we paid. During the time that we held the warrant as a derivative security, it was marked to market. This resulted in a non-cash gain for the year of $34 million included in our net loss. Consisting of a 3rd Quarter year-to-date gain of $77 million offset by a 4th Quarter loss of $43 million. The remaining non-cash gain of $97 million is attributed to the common stock.

For financial reporting purposes under GAAP, this $97 million gain is included in other comprehensive in income and is presented net of a non-cash income tax provision of $33 million. An offsetting non-cash income tax benefit in the same amount is included in net loss.

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Going forward, the common stock investment will be marked to market and included in our net loss in accordance with the new accounting rules for equity investments that went into effect on January 1st, 2018. We ended the year with $413 million in cash in investments, which does not include the IMMU shares. Also, we recently completed a common stock offering.

The gross proceeds from this financing were approximately $690 million and are intended to fund our planned acquisition of Cascadian Therapeutics. Regarding our financial guidance for 2018, we anticipate total revenues to increase to a range of $470 to $505 million.

There are three main components to our revenues. First, we expect ADCETRIS net sales in the US and Canada to be in the range of $340 to $360 million. This reflects our expectations for growth within our current labels including our recent indication in CTCL. It does not include an assumption for an ECHELON-1 label at this time. Our PDUFA date for E1 is May 1st.

Second, we expect 2018 revenues from collaboration and license agreements to be in the range of $55 to $65 million. The decrease from 2017 is expected and reflects a reduction in product sold to Takeda as they establish their own supply chain. Our guidance also factors in the variability of milestones achieved by our ADC partners.

Third, we expect royalty revenues in 2018 to be in the range of $75 to $80 million based primarily on the anticipated sales of ADCETRIS in this territory. We now expect the pattern for royalty revenues under the new accounting standards to generally increase throughout the year. Reflecting sales growth by Takeda and the increasing royalty rate throughout the year.

Turning now to expenses, we expect R&D expenses to be in the range of $460 to $500 million. The increase from last year reflects investment in EV, TV, LV, and our other pipeline programs. SG&A expenses are expected to be in the range of $200 to $220 million. This reflects activities to prepare for potential expansion of the ADCETRIS label as well as additional head count in support of our operational needs.

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While certain transaction costs are included in SG&A guidance. Our guidance does not otherwise reflect the proposed acquisition of Cascadian that is still subject to closing conditions and the tender offer itself. Lastly, we expect that cost of sales as a percentage of sales will be in the range of 11% to 13% in 2018.

And with that, I’ll turn the call over to Jonathan.

Jonathan Drachman:	Thanks, Todd. 2017 was a year of significant accomplishments for our team culminating in the plenary session at ASH and simultaneous New England Journal of Medicine Publication of Echelon-1.

These results represent an important advance for Hodgkin-Lymphoma patients and marks the first time that a regimen without bleomycin delivered superior results versus ABVD. In addition to Echelon-1, including both corporate and investigator trials, there were more than 20 presentations on ADCETRIS at ASH. Today, I’d like to highlight two of them.

First, we presented five-year survival and durability data from our Phase 1 Trial of ADCETRIS plus CHP in frontline PTCL. For the 26 patients included in this trial, the five-year PFS was 52% and overall survival of five years was 80%. These estimates are unchanged since the three-year data with no new reported events. These results are remarkable in this setting of aggressive T-cell Lymphomas and demonstrate the potential for ADCETRIS plus CHP to achieve a higher percentage of durable remissions than the control arm CHOP in our ongoing Echelon-2 Trial.

And second, we reported updated data from a trial evaluating ADCETRIS plus nivolumab in patients with Hodgkin Lymphoma in first relapse. This trial is being conducted under our

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collaboration with Bristol-Myers Squibb. The objective response rate after four cycles was 83%, including 62% complete remissions and the regimen was well-tolerated. The activity and tolerability of the combination continued to reinforce the scientific rationale of the ongoing Phase 3 CHECKMATE 812 trial in the relapsed/refractory Hodgkin Lymphoma setting.

Turning now to our pipeline programs, our lead programs are ADCs for solid tumors, Enfortumab Vedotin, and Tisotumab Vedotin, which are in late-stage development, as well as Ladiratuzumab Vedotin. Clay summarized our current activities with EV and TV.

Regarding LV, at the San Antonio Breast Cancer Symposium in early December, we reported updated data from our monotherapy trial. We are evaluating this ADC in metastatic triple-negative disease. The objective response rate at the recommended dose was 29% in heavily pre-treated patients.

We continue to evaluate LV monotherapy in triple-negative breast cancer. In addition, we have multiple trials planned that will assess LV in combination with pembrolizumab, atezolizumab, and in the neoadjuvant setting as part of the ISpy2 Trial. In our earlier stage pipeline, today, I’ll highlight three programs in our multiple myeloma portfolio.

First, we plan to advance SGN-CD48A into a Phase 1 trial for multiple myeloma. This ADC targets CD48 and utilizes our latest technology. It includes a new highly stable, hydrophilic linker, more drugs per antibody, increased potency, and a favorable therapeutic index in the pre-clinical testing. The Phase 1 trial is on track to begin soon.

Second, we plan to advance a novel program, SEA-BCMA into a Phase 1 clinical trial this year. SEA-BCMA targets BCMA which is expressed in multiple myeloma. The program employs our sugar engineered antibody technology resulting in enhanced ADCC. Preclinical data on this program will be featured in a poster session at the upcoming AACR annual meeting.

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And third, together with our partner Unum, we are advancing a novel antibody-coupled T-cell receptor therapy in a Phase 1 clinical trial.

Our collaborators are also making strong progress with ADCs using our technology. Notably, Roche is evaluating polatuzumab vedotin, an anti-CD79b ADC in diffuse large B cell lymphoma. This program has received both Breakthrough Therapy Designation from the FDA and PRIME designation from the EMA. A Phase 3 trial evaluating polatuzumab vedotin in DLBCL was initiated late last year.

In addition, AbbVie is advancing ABT-414, an anti-EGFR ADC for glioblastoma, which is now in a Phase 3 trial. And finally, GlaxoSmithKline is developing an anti-BCMA ADC for multiple myeloma, which has promising early data that were featured at ASH. Recently, GSK announced that this program also received both Breakthrough Therapy Designation and prime designation.

With that, I’ll turn the call back over to Clay.

Clay Siegall:	Thanks, Jonathan. I’ll close with a summary of key upcoming activities and our highest priorities for 2018. For ADCETRIS, this includes working with FDA on our Echelon-1 submission and reporting data from the Phase 3 Echelon-2 trial. Across our pipeline, key highlights include first, enrolling urothelial cancer patients to the pivotal monotherapy trial of EV and initiating the Phase 3 confirmatory trial in the post-CPI setting.

Second, advancing the Phase 1b trial of EV in combination with pembrolizumab. Third, initiating the pivotal trial of TV in Cervical cancer. Fourth, initiating additional Phase 2 trials of TV including a first line cervical cancer and other types of solid tumors. And fifth, reporting additional Phase 1 data from LV in triple negative breast cancer and initiating combination trials.

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In addition to these key corporate milestones, we intend to commence the tender offer for Cascadian Therapeutics this week. Upon closing, we will begin integrating the team and continuing the momentum of development. At this point, we will open the line for Q&A.

Operator, please open the call for questions.

Operator:	Thank you. Ladies and gentlemen, if you would like to ask a question, please press “star 1” on our telephone keypad. If you are on a speakerphone, please pick up your handset and make sure your mute function is turned off to allow your signal to reach our equipment. Again, that’s “star 1” and we’ll go to (Ed Nanbet) with Guggenheim Security.

(Ed Nanbet):	Okay. Thanks for taking the question. Solid guidance. Would you be able to break down what’s inputted into the guidance by patient type and would you update guidance once first line approval occurs?

Clay Siegall:	Thanks for the question. We don’t break down by patient type in our guidance. We have never done that and that’s not something we’re prepared to do. As far as when we would update guidance, you know, first of all, we want to get through and gain approval for E1 from FDA. And it is something that we’ll just have to go through the process. We need to see what the actual label is from FDA. We’re working very closely with them. And there will be a – three’s an infinite pool of patients. That will ramp up and that will drive forward as we get market penetration.

And so, sometime in the future we will update guidance on that, but we have no specific timing as of yet.

(Ed Nanbet):	Clay, to follow up on that one. Assuming first time approval, how would you expect metrics in the relapse if factory setting change? And for those patients, what would you expect them to get once patients progress on this? Thanks.

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Clay Siegall:	You know, and this will be your last question, so we can get other questions answered. We have not yet given any guidance on how this will change in the patient number is what you’re asking of relapsed patients. Clearly, if we could cure more people, you can lessen the need for a drug to treat relapse patients and that’s been a goal of ours for years and years and years. We haven’t given specific guidance on it, but you’re touching on something that’s an absolute goal of ours. I do want to say that we have some very exciting data treating patients that have had ADCETRIS and then can get ADCETRIS again.

And we have a very high rate of re-response. And that’s – with part of the data that we presented to FDA a number of years ago when they changed the number of cycles from 16 cycles, which was in our initial approval, to removing the cap of 16 cycles because of our data showing that you can retreat. And so, I think that if I was going to predict how this can be done and I look really in the future, I would love to see patients being treated with the Echelon-1 regimen and getting as a long-term disease-free survival/cure rate as we can in this disease. And then, if any patient needs additional therapy, I’d love to see that someday be ADCETRIS and nivolumab. I think that could be something really exciting.

And we’re working hard with our collaborators Bristol-Myers Squibb on that, but as you know, our data there in the relapse setting is very exciting.

(Ed Nanbet):	Thank you.

Operator:	Thank you. Our next question comes from (Jeff Michum) with ((inaudible)).

(Paul Choy):

Hi everyone, it’s (Paul Choy), filling in for (Jeff Michum). Thank you for taking our questions and congratulations on all the progress. My first question is on Tucatinib and this is for either Clay or Jonathan. But as you’ve done your due diligence here and thought about the CLIMB trial, is

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there anything in terms of process as you look over the near term that you might be able to do to accelerate the enrollment and timing of that trial? And then with regard to the interim in the colorectal trial that’s coming up, what would be sort of the threshold there that you would look for in terms of a go or no-go decision for you to advance your own next stage trial there?

Clay Siegall:	Thank you, (Paul) for the question onto Tucatinib and please note that we are going to be starting the tender process this week, and so we’re very excited with this proposed acquisition, but it still remains proposed until after the tender period. It is not appropriate for me to give complete – as complete of answers as I would be allowed to after the tender period is done, and the acquisition is complete.

What I could tell you is that the work that the Cascadian team has done with Tucatinib is really, really good. They have pushed this along in a robust fashion. We did a lot of due diligence on it and we really appreciate the efforts they did. It certainly caught our attention. And so would we want to accelerate and make any of our efforts with the Cascadian folks stronger? You bet. You bet we’d be looking for that right away. But specifics of that we’ll just have to wait until it’s after a successful completion of the proposed acquisition.

And the same answer on the colorectal trial. Colorectal carcinoma has been known for many years now that expresses HER2. And so there’s been quite a number of trials from other companies as well that have tested HER2 targeted agents there. And I think it’s an area that is very interesting. It potentially could help some of these patients with poor prognosis colorectal cancer. But as you know, you’ll need a screening tool to do that effectively because it’s only in a small percentage of patients. So an exciting potential upside. But that’s something we will be looking at and working with the folks at Cascadian pending completing our proposed acquisition.

(Paul Choy):	Okay. Thank you for that. And then on Echelon 2, with regard to potential topline disclosures and making it into a medical meeting, should we assume that the data could potentially be top lined in early enough a fashion in 2018 that it’s something we could see at the upcoming ASH meeting later this year?

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Clay Siegall:	I don’t — assume is a strong word. I don’t want to use that word. I think it is a possibility and it is months, and months, and months ahead of even when ASH abstracts are due. So they’re not due usually until August. And would I like to see, like we did for E-1, a plenary at ASH for E-2 and successful data? Sure, but it’s a little premature to really talk about that now. So thanks for your questions. We should move onto the next analyst.

Operator:	Thank you. We’ll go onto Kennen MacKay with RBC Capital Markets.

Kennen MacKay:	Thanks for taking the questions. I had a quick one maybe for Darren, or Clay, or Jonathan if you’d like to chime in, I think that’s fine as well. Just saw the new Hodgkin lymphoma guidance out at the end of the year after the ASH Conference and it looked like there were a couple of positive updates for ADCETRIS in there with a year of maintenance post-transplant now potential in some higher risk patients, as well as maybe a couple sort of negative things as it relates to the checkpoints Opdivo and Keytruda no longer requiring prior ADCETRIS in the relapse refractory setting. And I guess just wanted to get your perspective on first that year of maintenance post-transplant in patients who are high risk of relapse. Sort of the potential size of that market opportunity given this is a very long duration of treatment. And then again, just sort of take your temperature on what checkpoints could mean in the relapse refractory settings? Thank you very much.

Clay Siegall:	Sure. I’ll start that. So in the consolidation setting post-transplant, that’s probably like 1,000 to 1,500 patients to answer your question roughly. And so we’re real excited to give the benefit to the patients that is in the guidelines there. That was from our (ALCANZA) trial, (AETHERA) trial, sorry, (AETHERA) trial. That was a while ago. Thanks, Jonathan.

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As far as working with checkpoints here, the checkpoints are a really nice alternative for patients here. We’re a patient friendly company here and ADCETRIS is used widely by doctors to treat patients with Hodgkin’s Lymphoma and anaplastic large cell lymphoma, and now more broadly, including cutaneous T-cell lymphoma. But the checkpoints have certainly helped some patients with Hodgkin’s Lymphoma and it’s good to have another option. Jonathan?

Jonathan Drachman:	Yes, I think for that point, Kennen, the Checkmate 812 trial is really an important one because it compares using ADCETRIS alone versus ADCETRIS plus nivolumab in those patients, in the relapse/refractory setting. And we really want to see if by combining the two drugs, we can have a big improvement for patients, kind of like what we’re seeing in the salvage setting where we’re having a very high response rate and CR rate in the first salvage.

Kennen MacKay:	Got you. Thanks, Jonathan. We’ll stay tuned there. And just a real quick housekeeping question for Todd. Was there any inventory in Q4 we should be modeling? And thank you very much for taking my questions.

Todd Simpson:	Yes, that’s a good question. What we traditionally and typically have not seen at the end of the year is a significant amount of inventory buildup at sites. This is a drug that is routinely ordered and delivered the next day. We’ve got a very efficient supply chain and we just don’t see a lot of inventory accumulation. I mean obviously some of the larger sites will do that just to help manage patients, but I would say widely we don’t see much of that.

Kennen MacKay:	Thank you.

Operator:	Thank you. Our next question comes from Salveen Richter with Goldman Sachs.

Salveen Richter:	Thanks for taking my question. With regard to the ADCETRIS net sales guidance for 2018, what are you assuming for volume growth versus price growth?

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Clay Siegall:	Thanks for the question. What we will see is both volume growth and price growth and that’s what we’ve been seeing. As you know that historically, we have taken some price increases. We have no comment on price increases looking forward in 2018. We never comment on that ahead of time. But we certainly feel that we’re increasing our number of vials we sell per day and that’s what’s really important here. And that results in a higher amount of sales generated.

So we’ve had very healthy increases going year, to year, to year. And for what we have put out guidance for, for 2018, is another healthy increase. And please keep in mind, and Todd said this but I’ll say it again, we did not put anything in there for E-1 because it would be premature to do that as that’s in progress, been submitted and filed with FDA with a PDUFA date of May 1.

Male:	I would add, Salveen, that the lion’s share of our projected growth is volume. There was a price increase January 1 but the vast majority of the increase is going to be volume driven.

Salveen Richter:	Thank you. And then with regard to the multiple myeloma pipeline, how does this new ADC drug that SEA-BCMA differ from your Novartis partnered BCMA?

Clay Siegall:	So first of all, the myeloma drugs are a little different. I’ll start this and turn it over to Jonathan. The CD48A is an antibody drug conjugate and that’s targeted to CD48A. The BCMA is not an antibody drug conjugate. It is a sugar engineered or SEA antibody through our SEA technology. So that is a different molecule. So I think that answers your question. Jonathan, is there anything you want to add to that?

Jonathan Drachman:	No. I think that what I’m excited about is that we’re taking multiple different approaches to multiple myeloma. We have the ADC approach. We have an ADCC enhanced antibody to a really exciting target in BCMA and then we’re also using an engineered T-cell approach. So we’re sort of covering the field. Was there something else that you had asked about? Okay.

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Salveen Richter:	That was it. Thank you.

Operator:	Our next question comes from Michael Schmidt with Leerink.

Michael Schmidt:	Hi, guys. Thanks for taking my question. I had one regarding the enfortumab vedotin Phase III trial that’s planned and I guess the question is, is the target patient population for this trial identical or different from the Phase II accelerated approval study? And then I had a follow-up. Thanks.

Male:	It’s in the same setting. It’s in the post checkpoint inhibitor population.

Michael Schmidt:	Understood. And what would be the control arm in those patients?

Male:	We haven’t spoken to exactly what that is at this point. That will be forthcoming.

Clay Siegall:	We’ll be more clear on the study as we get closer to initiating it. That’s been our history with trials.

Michael Schmidt:	Understood. And a question on the pending launch, I guess, in frontline Hodgkin pending approval of ADCETRIS. On the notion of community physician or community based treatment versus academic, can you just remind us what percentage of frontline Hodgkin patients are currently managed in the community and whether pending approval obviously whether one would expect a gradual ramp in the frontline setting, or whether there’s actually some pent up demand at this point.

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Clay Siegall:	I think Darren could answer this.

Darren Cline:	Hi, Michael. Regarding community versus academic, majority of these patients are diagnosed de novo. So they are diagnosed in the community and ADCETRIS plus AVD is a regimen that can be given very easily in the community. We think roughly about three-quarters of patients newly diagnosed. And if you’ll recall there were about 9,000 Hodgkin lymphoma, more than half, a little more than half are advanced. So that’s the number of patients that will be available and a majority of those diagnosed in the community.

Regarding kind of pent up demand, if you will, I think that again these are patients that are newly diagnosed. There will be a certain amount of patients diagnosed each month and so that ramp will be reflective of patients identified and placed on treatment.

Michael Schmidt:	Understood. Thank you very much.

Operator:	Thank you. We’ll go to Andrew Berens with Morgan Stanley.

Andrew Berens:	Thanks for taking my question. I just had one more on guidance. I know you guys are not including E1 in the revenue impact or you’re not adding E1 revenues to the guidance. But are you assuming any downstream impact from upstream usage potentially from a label expansion?

Male:	That’s something that is really not — we’re not putting into this guidance at this point. The guidance at this point is for what we have and not projections for the future. We’re not going to — if you’re suggesting we would decrease the use in relapse/refractory and put that in projections but not put in projections the upside of E1 and the positive side, that’s not what we’re doing.

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Andrew Berens:	Okay. Thanks for clarifying that. And then in AETHERA, can you just give us an update? I know you’ve talked in the past about how much growth there could be in the setting. What’s the number of cycles that are being used there currently and approximate penetration for that opportunity?

Clay Siegall:	We’ve been clearly working on it and increasing the market penetration in the consolidation setting. Doctors are getting more and more used to it and so we’ve been positive with that Darren. Do you have any color you want to add?

Darren Cline:	Yes, I mean we’re north of 50% penetration. Our average duration is nine to ten cycles. We see continued utilization in this setting for the unfortunate patients that have relapsed in the frontline setting. And with E-1, we hope to decrease those number of patients.

Andrew Berens:	Okay. Thanks for the questions guys. Appreciate it.

Operator:	Thank you. We’ll go to Tazeen Ahmad with Bank of America.

Tazeen Ahmad:	Hi, thanks for taking my questions. One on commercial. With regards to your SG&A guidance for the year, noticing an uptick from what you had this year. Does that assume that you’d be adding on extra sales force in anticipation of the label expansion for E-1?

Todd Simpson:	Thanks, Tazeen. This is Todd. I’ll take that. So we actually have increased our field team already. Those folks have been added. They’ve been trained and as Darren mentioned, they’re now deployed into the field. So our increase in SG&A predominantly covers that but as I think I mentioned earlier, we’ve also included some of the transaction costs related to the Cascadian transaction, not the ongoing operating expenses. We certainly wouldn’t do that until the tender offer is completed and the acquisition closed. But there were some expenses that were incurred in the first quarter that we have built into our guidance.

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Tazeen Ahmad:	Okay, and assuming that you do get the approval on May 1, if your sales force is fully trained can you just remind us on how many new adds you’ve made to your sales force in anticipation?

Todd Simpson:	Darren, you want to go?’

Darren Cline:	Hi, Tazeen. We’ve added — increased it by roughly a third so roughly 90 sales representatives in the United States. We’ve also increased our presence in our managed markets team as well. So we’re fully deployed to execute on the opportunity of Echelon 1.

Tazeen Ahmad:	And then last question on commercial. For the doctors that you intend on targeting, you’ve obviously had a lot of experience in the refractory/relapse setting. Would those be the same physicians that you would be targeting or is there an added group that might not have been using ADCETRIS that you could identify?

Clay Siegall:	I think when you think about, as we discussed, the initial diagnosis in the community and the larger number of addressable patients, there will be physicians that have not used it in the relapse setting or the consolidation setting. So that was part of the calculus in increasing our sales force was addressing this broader opportunity within the community, which again majority of these patients are diagnosed.

Tazeen Ahmad:	Okay. Thanks very much.

Operator:	Thank you. We’ll go to Cory Kasimov with JPMorgan.

(Sean):	Hi, guys. This is (Sean) on for Cory. Congrats on the quarter and thanks for taking my question. Can you guys maybe just talk a bit more about the opportunity in relapse cervical cancer? Do

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you guys have a sense right now kind of what the incidence is in this setting and perhaps just frame for us the potential of PV versus some of the other options that are out there in this setting right now. And then I just have a quick follow up.

Clay Siegall:	Sure I can start that and then maybe Jonathan will add some color to that. So, you know, we think that the cervical cancer market is a very interesting market for therapy that could really benefit patients. You know just in the U.S. there’s 13,000 diagnosed and 4,000 deaths due to cervical cancer. And this is despite the, you know, way you get diagnosed early. This is despite Gardasil and having vaccines.

You look at worldwide I read where there’s 525,000 diagnoses a year around the globe. There are many countries where this is an enormous problem. In the U.S. incidence has gone down because of Gardasil. But it’s still pretty big, pretty hefty because it’s not that everybody uses it and the vaccine. So it is something that we think is a really important disease to treat the prognosis of metastatic cervical cancer is horrible. And some of the drugs that are out there that are used have response rates in the, you know, 8 to 12% range, very low.

So we’re excited with the chance of helping patients with this and we think it’s got a really good upside. Jonathan any other color?

Jonathan Drachman:	Yes what I’d add is in the relapse refractory cervical cancer setting there’s nothing good out there. And so we think this offers a real opportunity for patients and physicians. And then as we mentioned earlier there’s two important areas that we’re exploring with Tisotumab Vedotin beyond the relapse refractory setting. First going into the frontline setting and looking at combinations with other standard of care agents to see if we can improve outcomes in frontline patients which would be obviously a bigger opportunity.

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And then a basket trial where we’re looking at other solid tumors that express T.F., that express tissue factor. And, you know, tissue factor is broadly expressed in many solid tumors. And Genmab has previously presented on data including objective responses in a whole group of solid tumors. So we like the target and we like the opportunity. This is the first near term registrational opportunity.

(Sean):	Okay perfect and then just real quick with the understanding that this is of course up to Takeda but can you give us a broad outline for the regulatory pathway ex-U.S. and your expectations there?

Clay Siegall:	For regulatory…

(Sean):	Sorry that would be for Hodgkin’s lymphoma frontline sorry.

Clay Siegall:	Yes I thought you were probably referring to E-1. I think it would be not appropriate for us to outline anything specific related to Takeda’s territories. But what I could tell you is they’re hard at work in making this happen. And providing the best label that they could get for helping patients.

(Sean):	Okay great thanks guys.

Operator:	Our next question comes from Mara Goldstein with Cantor Fitzgerald.

(Alina Littrick):	Hi this is (Alina Littrick) in for Mara. Thank you for taking the question. Just had a quick question about the label extension in CTCL. So can you discuss maybe what do you expect in terms of market potential and the fit for Adcetris and the ALCL and MF market?

Clay Siegall:	Let me make sure I’ve got the question right. You’re asking about the label extension in CTCL?

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(Alina Littrick):	Mm-hmm.

Clay Siegall:	And okay Darren do you want to talk a little bit about that?

Darren Cline:	Sure. As we alluded to in the script our fourth labelled ford stress in the subset of pcALCL in mycosis fungoides. There are roughly about 1,000 patients with CD30 expressing CTCL which a vast majority of those are those two subtypes. Awareness was fairly low as it relates to mycosis fungoides prior to the label. And so we see a nice opportunity there now that our sales representatives are out promoting. You know the data in that setting is fantastic and, you know, prior to approval the feedback from physicians was, you know, they were excited to offer this to their patients. So we see a nice opportunity for us and particularly as we look to 2018 and the near term.

(Alina Littrick):	Great thank you. And then maybe one more if I may. About the enrolment for the EV and Pembro study in ((inaudible)) cancer can you discuss a little bit what enrolment look, like, and provide any additional color as to the study progression?

Clay Siegall:	Well what I could tell you is we have two trials that we’re working on – the EV single agent pivotal trial started in October of ’17. And the enrollment is good, really good. Then in November we started EV Pembro trial and we haven’t made any specific comments to date about that. And so I don’t want to speak out of turn and make comments in there. But I could tell you that where we have made comments on EV is that doctors really are liking this drug and getting used to it and the enrollments are strong.

(Alina Littrick):	Okay that sounds great, thank you.

Operator:	(Boris Teeker) with Callen your line is open please go ahead.

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(Boris Teeker):	Great thanks for squeezing me in. I just wanted to get a sense of your marketing message specifically for frontline Hodgkin’s lymphoma for ADCETRIS. Just curious what will you be kind of marketing to Docs that only give two cycles of bleomycin today in a lot of their patients?

Clay Siegall:	You know Darren you want to…

Darren Cline:	Yes.

Clay Siegall:	I mean I don’t know what we could exactly say but we could give you a little bit of clarity here.

Darren Cline:	Yes I…

Clay Siegall:	We don’t have label yet so we don’t want to go too far here.

Darren Cline:	All I can say is around the market research we’ve done with the physicians and, you know, having them look at the data they are very excited to be able to offer this regimen. You know a lot of physicians have had stories and patients with bleomycin that haunt them to this day. And so they look at the data, the response rate that we’re able to get with Adcetris plus AVD in the absence of bleomycin in this young patient population and they’re very excited to incorporate this into their treatment offerings for this young patient population.

You know outside of that once we have a label we’ll be able to, you know, execute on our messages but that’s what our research indicates. And there’s a lot of excitement around offering this regimen.

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(Boris Teeker):	And does your research suggest in practice how many cycles they may give in the frontline setting relative to maybe compare it to what you saw in the clinical study itself?

Darren Cline:	Yes I mean I think that typically in real world versus trial protocol you typically see less. I think in this setting with the curative intent that physicians have again in these patients the overall feedback that we’ve gotten is they intend to use the full regimen to get the results that they saw in the trial, the national one trial.

(Boris Teeker):	Yes.

Clay Siegall:	Jonathan you have one more comment on the first question?

Jonathan Drachman:	Yes so just the idea about dropping bleomycin early really was to create something that was, you know, close to as good as ABVD. It was a non-inferiority trial. But what we’ve done is created something that’s better than either regimen, than either, you know, dropping bleomycin or giving full dose ABVD. You know our goal was to do something that’s superior.

(Boris Teeker):	Great thanks very much for taking my question.

Operator:	Our next question comes from (Yahten Sunaju) with SunTrust.

(Yahten Sunaju):	Hey guys thank you for taking my question. Maybe just expanding on more of this question. I think Darren and you have prepared comments. You mentioned that your work suggests a strong tradition feedback in the frontline setting. Maybe give us a little bit more color there. Any particular patients where you are seeing a more robust response? Are you getting similar feedback irrespective of the stage of the disease or age of the patients, maybe help us give some more color there.

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Clay Siegall:	You know what we are looking at is advanced Hodgkin’s lymphoma. And, you know, that’s what we are out there – and that’s what our market assessment is. So we’re talking about the advanced patients. Now advanced patients can be young patients, can be old patients. It’s really not just one or the other. So it’s advanced patients that are largely diagnosed in the community setting.

And so we’re out there and it’s not that they say well we’ll use it only on old people or use it on young people. You know bleomycin not only has short-term toxicity that one can quantify in a trial, like, this. But there’s a lot of long-term toxicities that bleo has. So if you look at young people they don’t want to have the short or the long-term toxicities of bleo. And if you look at the older patients they’re certainly more, you know, they’re more frail and brittle than the younger patients. And they don’t want the toxicities of it either.

So it’s not, like, it’s any one population will want this. You know the bottom line is we got a higher rate of long-term disease-free survival which in this disease often equates to cure. And we got it without bleomycin and for a few decades now docs have been looking for a way to eliminate bleomycin from a regimen. And having not been able to do that without losing a lot of activity they decided to use less bleomycin. But as, you know, you talk to a lot of docs and you look at it, you know, you get less activity when you use less bleomycin. And certainly it’s less toxic but you get less activity.

And so I think that when you start looking at the advanced Hodgkin lymphoma patients, you know, our regimen of ADCETRIS AVD gives them the highest chance to get a long-term disease free survival and without having bleomycin. So, you know, that’s what we’re excited about.

(Yahten Sunaju):

Got it, very helpful. Maybe just another question on the EV data that you’re going to be presenting later this week. Could you maybe tell us what we should be expecting there, how many patients, what sort of an update should we anticipate later this week. And then just a quick

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one for Todd. Todd I think I missed your comment on the royalty revenue. I think you guys have an annual reset so the royalties are a bit weak in Q2. Is that going to be the case this year as well? Thanks.

Male:	Todd you want to go first?

Todd Simpson:	Sure so the royalty guidance that we gave of 75 to 80 is going to change a little bit this year given some of the way the accounting rules have evolved around revenues in general. We used to record royalties one quarter in arrears will now be recording royalties sort of as they occur with Takeda. So what used to be a pattern of we report fourth quarter Takeda sales those royalties would be recorded in Q1 will now be reporting Q1 sales royalties in Q1.

So what we would now expect to see is a pattern where royalties grow throughout the year. That would then tie to sales growth by Takeda. But also as you mentioned the royalty rates are reset every January 1 and then they climb throughout the year. So the rate of royalty is actually higher in the second half of the year than in the first half of the year

Clay Siegall:	Going to your question on EV. We are not until, you know, the conference we’re not talking about the exact patient numbers. But I will tell you that this is updated data from data that we already put out. So it’s just more mature data and, you know, an expansion of data for, you know, the data that we put out that was very exciting. In fact the data we already put out and this expansion of data is what brought us to the excitement of starting a pivotal trial with EV, a single agent and the excitement of using it in combination with checkpoints in a separate trial.

(Yahten Sunaju):	Got it thank you very much.

Operator:	We’ll go to (Andy Shay) with William Blair.

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(Andy Shay):	Thank you for taking my question. Just one on the sugar engineered antibodies. Could you remind us any sort of clinical data so far presented to kind of validates some critical evidence that just might have higher activity?

Clay Siegall:	Yes Jonathan you want to address that?

Jonathan Drachman:	Yes we’ve presented pre-clinical data on the ability by blocking fucose incorporation into the antibodies to an enhanced ADCC monoclonal antibody. And when we talk about the SEA-BCMA antibodies it’ll be going into clinic. That is the principle mechanism of action. And we have not presented clinical data strictly on that. With our SEACD40 molecule it’s a little bit more complicated because not only does it enhance ADCC it also enhances signalling by causing crosslinking of the CD40 when it binds. And with that we’ve presented a little bit of clinical data but not a log. We anticipate presenting more data later this year.

(Andy Shay):	Great thank you.

Operator:	And with no additional questions I’ll turn the floor back over to Peggy Pinkston for any additional or closing remarks.

Peggy Pinkston:	Okay thank you operator and thanks everybody for joining us this afternoon. Have a good evening.

Operator:	Thank you and again ladies and gentlemen that does conclude today’s conference. Thank you all again for your participation. You may now disconnect.

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